UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **June 21, 2006**

BI-OPTIC VENTURES, INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-49685**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1030 West Georgia St, #615	**V6E 2Y3**
Vancouver, British Columbia, Canada	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-2646

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 9. Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.
a. Notice of AGM and Record Date, dated 6/21/2006
b. Notice of Annual General Meeting, dated 7/18/2008
c. Information Circular, dated 7/18/2008
d. Proxy, dated 7/18/2006
e. Proxy Return Card, dated 7/18/2006
f. Request for Voting Instruction Form, dated 7/18/2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2006   Bi-Optic Ventures Inc.
                             (Registrant)

/s/ *Harry Chew*
(Signature)
(Harry Chew, President/CEO/Director)

June 21, 2006

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	**BI-OPTIC VENTURES INC**
Meeting Type:	Annual General Meeting
ISIN:	CA0886181035
Meeting Date:	August 22, 2006
Record Date for Notice:	July 18, 2006
Record Date for Voting:	July 18, 2006
Beneficial Ownership Determination Date:	July 18, 2006
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"YASMIN JUMA"

YASMIN JUMA
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission

cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\\7534BOV.pdf

Bi-Optic Ventures Inc.

1030 Georgia Street West, Suite 615
Vancouver, British Columbia V6E 2Y3
Telephone No.: (604) 689-2646; Facsimile No.: (604) 689-1289

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting of the members of Bi-Optic Ventures Inc. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on August 22, 2006 at 10:00 a.m. (PST) for the following purposes:

1.   To receive the audited annual financial statements of the Company for its fiscal year ended February 28, 2006;

2.   To determine the number of directors at three;

3.   To elect as directors for the ensuing year:

        Harry Chew   Sonny Chew   David Williams

4.   To appoint Manning Elliott LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year at a remuneration to be fixed by the directors; and

5.   To approve the transaction of such other business as may properly come before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 18th day of July, 2006.

BY ORDER OF THE BOARD

"Harry Chew"
Harry Chew, President

Bi-Optic Ventures Inc.
1030 Georgia Street West, Suite 615
Vancouver, British Columbia V6E 2Y3
Telephone No.: (604) 689-2646; Facsimile No.: (604) 689-1289

INFORMATION CIRCULAR

(As at July 18, 2006, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on August 22, 2006 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 3rd floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value (the "shares"), of which 9,222,235 shares are issued and outstanding. Persons who are registered shareholders at the close of business on July 18, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs common shares carrying 10% or more of the voting rights attached to all common shares of the Company.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 (**"Statement of Executive Compensation" ("Form 51-102F6"**)) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at February 28, 2006 and the other three most highly compensated executive officers of the Company as at February 28, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

| NEO Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation ($) |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Harry Chew Director, CEO and CFO	2006	Nil	Nil	$30,000	Nil	N/A	Nil	Nil
	2005	Nil	Nil	$30,000	Nil	N/A	Nil	Nil
	2004	Nil	Nil	$30,000	Nil	N/A	Nil	Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation,

retirement or other termination, a change of control of the Company or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year. At the Company's 2003 Annual General Meeting, the shareholders of the Company approved a new stock option plan; however, the stock option plan has never been filed with the TSX Venture Exchange nor has it been adopted by the directors of the Company.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

The Company and Myntek Management Services Inc. ("Myntek") entered into a management services agreement in May 2000 pursuant to which general corporate and financial services are provided to the Company. Myntek is a private British Columbia company owned as to 50% by Harry Chew and 50% by Ellen Chew, Harry Chew's spouse, both resident in British Columbia. During the last completed financial year, the sum of $30,000 was paid or is payable to Myntek for performing management functions on behalf of the Company.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

National Instrument 58-201 ("NI 58-201") establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board

considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of three directors, a majority of whom are not independent based upon the tests for independence set forth in Multilateral Instrument 52-110. David Williams is independent. Harry Chew is not independent as he is the President, CEO and CFO of the Company and Sonny Chew is not independent because he is the brother of Harry Chew.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;

2. access to recent, publicly filed documents of the Company; and

3. access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is available at the Company's offices and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the financial industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent director is David Williams. This Director has the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent director reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the financial industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent director annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

The Company has an Audit Committee. As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and its Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, one of whom is free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)   Review and update this Charter annually.

(b)   Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)   Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)   Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)   Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)   Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)   Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

    i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

    ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

    iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)   Review certification process.

(j)   Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Harry Chew	Not independent[1]	Financially literate [1]
Sonny Chew	Not Independent[1]	Financially literate [1]
David Williams	Independent[1]	Not financially literate[1]

(1)   As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Mr. Harry Chew is a member of the Certified General Accountants Association of BC. He has a Bachelor of Arts Degree in Business from Simon Fraser University and has over 20 years experience in the public markets.

Mr. Sonny Chew has a Bachelor of Arts Degree in Economics from Simon Fraser University and has over 15 years experience in providing accounting and related services to public issuers.

Mr. David Williams has over 15 years serving as a director or officer for various public companies and has been the President of Pacific Rodera Energy Inc. for the past two years.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditors not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

| 2006 | $9,300 | Nil | $500 | Nil |
| 2005 | $8,000 | Nil | $1,300 | Nil |

Exemption in Section 6.1 of MI 52-110

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at three.

The Company is required to have an audit committee. Members of this committee is as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed[2]*
Harry Chew[1] President and CEO Vancouver, British Columbia	President, Pacific Paragon Group of Companies	Since February 19, 1999	691,084[3]
Sonny Chew[1] Director Vancouver, British Columbia	Director of Finance & Administration, Pacific Paragon Group of Companies	Since July 11, 2000	102,000
David J.L. Williams[1] Director Vancouver, British Columbia	President, TWE Enterprises Ltd.	Since July 11, 2000	145,000

(1)   Member of the audit committee.
(2)   Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 18, 2006, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
(3)   Of these shares, 315,834 are held indirectly in the name of Pacific Paragon Investment Fund Ltd., a private company controlled 50% by the spouse of Mr. Harry Chew.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)   is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)   was the subject of a cease trade or   similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)   or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Harry Chew	Janina Resources Limited Avantec Technologies Ltd. Paradym Ventures Inc.
Sonny Chew	Paradym Ventures Inc.
David Williams	Independent Nickel Corp. Pacific Rodera Energy Inc.

APPOINTMENT OF AUDITORS

Manning Elliott LLP, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Manning Elliott LLP, Chartered Accountants as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Manning Elliott LLP was first appointed as the auditor of the Company on March 18, 2004.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 1030 West Georgia Street, Suite 615, Vancouver, British Columbia, V6E 2Y3, Telephone: (604) 689-2646, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 18th day of July, 2006.

APPROVED BY THE BOARD OF DIRECTORS

"Harry Chew"
Harry Chew, President

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

BI-OPTIC VENTURES INC. **(the "Company")**

TO BE HELD AT 10th floor, 595 Howe Street
Vancouver, BC

ON Tuesday, August 22, 2006, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Harry Chew, a Director of the Company, or failing this person, Sonny Chew, a Director of the Company, or in the place of the foregoing, _____ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 3.		

		For	Withhold
2.	To elect as Director, Harry Chew.		
3.	To elect as Director, Sonny Chew.		
4.	To elect as Director, David Williams.		
5.	To appoint Manning Elliott LLP, Chartered Accountants, as Auditors of the Company.		

		For	Against
6.	To authorize the Directors to fix the auditors' remuneration.		
7.	To transact such other business as may properly come before the Meeting.		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: _____

Please Print Name: _____

Date: _____

Number of Shares Represented by Proxy: _____

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") **_must be signed_** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and **_if executed by an attorney, officer, or other duly appointed representative_**, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. **_If this Instrument of Proxy is not dated_** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. **_A Registered Shareholder who wishes to <ins>attend the Meeting and vote on the resolutions in person</ins>_**, may simply register with the scrutineers before the Meeting begins.

5. **_A Registered Shareholder who is <ins>not able to attend</ins> the Meeting in person but wishes to vote on the resolutions_**, may do the following:

    (a) **_appoint one of the management proxyholders_** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

    OR

    (b) **_appoint another proxyholder,_** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. **_The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll_** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, **_the Registered Shareholder may still attend the Meeting and may vote in person_**. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

> *To be represented at the Meeting, this proxy form must be received at the office of Pacific Corporate Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Pacific Corporate Trust Company is 3rd floor, 510 Burrard Street, Vancouver, BC, V6C 3B9 and its fax number is (604) 689-8144.*

BI-OPTIC VENTURES INC.
(the "Issuer")

TO: Registered and Non-Registered Shareholders

National Instrument 51-102 provides Shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below:

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

PACIFIC CORPORATE TRUST COMPANY
3rd floor, 510 Burrard Street
Vancouver, British Columbia, V6C 3B9

Street Address	City/Town/Province/Postal Code

Print Name of Shareholder	Signature of Shareholder

Date

By signing this form, I hereby certify that I am a shareholder of the Issuer.

Request for Voting Instructions ("VIF")

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
BI-OPTIC VENTURES INC.
TO BE HELD AT 10th floor, 595 Howe Street
Vancouver, BC
ON Tuesday, August 22, 2006, AT 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: _____

DATE SIGNED: _____

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at 3.			N/A
2. To elect as Director, Harry Chew.		N/A	
3. To elect as Director, Sonny Chew.		N/A	
4. To elect as Director, David Williams.		N/A	
5. Appointment of Manning Elliott LLP, Chartered Accountants, as auditors of the Company		N/A	
6. To authorize the Directors to fix the Auditors' remuneration			N/A
7. To transact such other business as may properly come before the Meeting.			N/A

Please complete the following <u>only if you or someone other than a management representative will be attending the meeting to vote on your behalf</u>.

IF YOU WISH TO:

    A) <u>VOTE IN PERSON</u> AT THE MEETING or

    B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL
       TO VOTE ON YOUR BEHALF,

<u>PRINT</u> THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: _____

SECURITYHOLDER SIGN HERE: _____

DATE SIGNED: _____

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Yasmin Juma at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1. *If this VIF is signed and the form is not marked otherwise*, the securities will be voted in favour of each matter identified in the notice of meeting.
2. *<u>If this VIF is not dated in the space provided</u>*, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.
3. This VIF confers *discretionary authority to vote on such other business* as may properly come before the meeting or any adjournment thereof.
4. This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6. If these voting instructions are given on behalf of a body corporate, set out the *<u>full legal name of the body corporate, the name and position of the person giving voting instructions</u>* on behalf of the body corporate and the address for service of the body corporate.
7. To be represented at the Meeting, *VIFs must be submitted <u>no later than forty-eight ("48") hours</u>, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof*.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **www.stocktronics.com/webvote**. *To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.*

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. *Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.*

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company

3rd **floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. *Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.***